Submitted Pursuant to a Request for Confidential Treatment Pursuant to 17 C.F.R. 200.83

February 6, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Ruairi Regan / David Link

Steve Lo / Joel Parker

Re:	Canada Goose Holdings Inc.

Amendment No. 1 to Draft Registration Statement on Form F-1, submitted on

January 13, 2017

SEC Comment Letter dated January 26, 2017

CIK No. 001690511

Ladies and Gentlemen:

On behalf of Canada Goose Holdings Inc. (the “Company”), we hereby submit via EDGAR for review by the Securities and Exchange Commission (the “SEC”) the accompanying Amendment No. 2 of the Company’s above-referenced Registration Statement on Form F-1 (the “Registration Statement”). The Registration Statement reflects the Company’s responses to the comments received from the staff of the SEC (the “Staff”) contained in the Staff’s letter dated January 26, 2017 (the “Comment Letter”) and certain other updated information. For your convenience, the Company is supplementally providing to the Staff a typeset copy of the Registration Statement marked to indicate the changes from Amendment No.1 to the Draft Registration Statement on Form F-1 that was submitted on January 13, 2017.

The Staff’s comments as reflected in the Comment Letter are reproduced in italics in this letter, and the corresponding responses of the Company are shown below each comment. All references to page numbers in the Company’s responses are to the page numbers in the Registration Statement.

Confidential treatment has been requested for portions of this letter. The copy filed herewith omits the information subject to the confidentiality request. Omissions are designated as [*****]. A complete version of this letter has been separately filed with the Securities and Exchange Commission.

Securities and Exchange Commission Division of Corporation Finance	Confidential Treatment Requested By Canada Goose Holdings Inc.

Summary Historical Consolidated Financial and Other Data, page 10

1.	We acknowledge your response to prior comment 4. You stated that the reason you included the adjustments for Bain Capital management fees and the interest expense on Bain Capital subordinated debt was because these expenses are not expected to recur following the IPO. However we note these expenses were normal, recurring, cash operating expenses occurring in the interim period for the six months ended September 30, 2016, two fiscal years ended March 31, 2016 and period from December 9, 2013 to March 31, 2014. Considering the historical occurrence of these items, please further explain to us why you believe it is appropriate to remove them from your non-GAAP adjusted net income measure.

Response to Comment 1:

The Company continues to believe that the adjustments for the Bain Capital management fees and the interest expense on Bain Capital subordinated debt (collectively, the “Adjustments”) are not misleading. Question 100.01 of the Compliance & Disclosure Interpretations regarding Non-GAAP Financial Measures released on May 17, 2016 indicates that “presenting a performance measure that excludes normal, recurring, cash operating expenses necessary to operate a registrant’s business could be misleading.”

As set forth in Rule 100(b), whether or not the measure is misleading should be evaluated “together with the information accompanying that measure and any other accompanying discussion of that measure.” The Company believes that footnotes (a) and (k) to the reconciliation on pages 13 and 14 of the Registration Statement clearly describe the nature of the Adjustments. Furthermore, as noted in footnote 1 to the Company’s Summary Consolidated Financial and Other Data on page 12 of the Registration Statement, the Company uses Adjusted Net Income to measure its core financial and operating performance for business planning purposes and as a component in the determination of incentive compensation for management employees.

The Company does not believe that expenses attributable to the Adjustments relate to the Company’s core manufacturing, product design, wholesale or retail operations and, as noted in the Company’s prior response, the Company does not expect those expenses to continue following the IPO. As a result, if the Adjustments are not made in prior periods, Adjusted Net Income will appear to grow in future periods without any change in the Company’s operating performance. Given the Company uses Adjusted Net Income to measure the Company’s core operating performance, the Company believes that not making the Adjustments would reduce the usefulness of Adjusted Net Income as a performance measure and would distort the growth of the business in future periods. In an initial public offering, where investors are generally pricing the offering based on a model projecting future growth, the Company does not believe it would be appropriate to include expenses in prior periods that the Company does not believe are necessary to operate the Company’s business in future periods and which the Company knows will not be incurred following the IPO. The Company also notes that registrants have regularly

*****Confidential material redacted and separately filed with the Securities and Exchange Commission.

Securities and Exchange Commission Division of Corporation Finance	Confidential Treatment Requested By Canada Goose Holdings Inc.

excluded management fees paid to private equity sponsors prior to an IPO from their non-GAAP performance metrics.1 A change to that practice now would be in stark contrast to the weight of precedent and could further confuse investors and distort the growth of the business in future periods.

As described in the Company’s prior response, the Bain Capital subordinated debt was not relied upon as a source of operating capital for the Company and is not expected to be replaced with an equivalent amount of debt following the IPO. Furthermore, as described in the “Use of Proceeds” section, the Company intends to pay down a portion of the Term Loan Facility, which replaced the subordinated debt, by an amount approximate to the subordinated debt balance at the time of the Recapitalization. Because of the nature of the security and the facts and circumstances around the Sponsor’s reinvestment of interest payments, the Company believes that it is most appropriate to consider the subordinated debt as akin to preferred equity for purposes of analyzing its operations. The Bain Capital subordinated debt was a component of the negotiated securities issued to Bain Capital in connection with the Acquisition and was not a debt contracted to fund the operations of the business, and the majority of interest expense payments on the debt was net settled by the issuance of Class B Preferred Shares and junior subordinated debt and was not a cash cost of the Company. Therefore, the debt and related interest expense was not and is not considered by the Company to be necessary to operate the Company’s business.

Use of Proceeds, page 36

2.	We note your revisions in response to prior comment 6. Please provide the disclosure required by Item 3.C.1 of Form 20-F for each principal intended use of the proceeds.

Response to Comment 2:

The Registration Statement has been revised on page 38 in response to the Staff’s comment. The Company intends to update the net amount of the proceeds intended for each principal intended use thereof once the amount of the estimated net proceeds of the offering has been determined.

[1]	See, for example, e.l.f. Beauty, Inc. (prospectus dated September 21, 2016), Camping World (prospectus dated October 6, 2016), At Home Group, Inc. (prospectus dated August 3, 2016), Atkore International (prospectus dated June 9, 2016), US Foods Holding Corp. (prospectus dated May 25, 2016), First Data Corp. (prospectus dated October 10, 2015), MPM Holdings Inc. (prospectus dated July 2, 2015), Fogo de Chao, Inc. (prospectus dated June 18, 2015), Civitas Solutions (prospectus dated September 17, 2014), The Michaels Companies, Inc. (prospectus dated June 26, 2014), Sabre Corporation (prospectus dated April 16, 2014), AMC Entertainment Holdings, Inc. (prospectus dated December 17, 2013), Norcraft Companies, Inc. (prospectus dated November 6, 2013), Surgical Care Affiliates, Inc. (prospectus dated October 29, 2013).

*****Confidential material redacted and separately filed with the Securities and Exchange Commission.

Securities and Exchange Commission Division of Corporation Finance	Confidential Treatment Requested By Canada Goose Holdings Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies and Estimates, page 65

3.	We may have additional comments on your accounting for equity issuances including stock compensation and beneficial conversion features. Once you have an estimated offering price, please provide us an analysis explaining the reasons for the differences between recent valuations of your common stock leading up to the IPO and the estimated offering price.

Response to Comment 3:

The Company acknowledges the Staff’s comment and anticipates providing the Staff an analysis of recent valuations once the offering price range has been estimated.

Business, page 65

4.	We note your response to prior comment 14; however, it remains unclear how you concluded that high levels of customer satisfaction provide sufficient basis for the claim that you are one of the world’s most desired outerwear brands, given the lack of awareness of your brand. Please revise your disclosure to reflect more clearly the results of your consumer satisfaction surveys and the limited market awareness of your products.

Response to Comment 4:

The Registration Statement has been revised on pages 1, 2, 46, 72, and 73 in response to the Staff’s comment.

5.	It remains unclear from your response to prior comment 15 how you determined that the selected retailers provide a balanced understanding of the variety of your retail partners. Please tell us what proportion of your sales are attributable to the selected retailers or if you used some other objective criteria in selecting these retailers to represent the variety of your business.

Response to Comment 5:

The Company reiterates its response to the Staff’s prior comment 15 that the list of retailers provided was selected in order to give an investor a balanced understanding of the retailers in which the Company sells products in terms of geographic location. This list represents examples of retailers in Canada, the United States, Europe and Asia. The Company selected these retailers because they are each of geographic prominence, represent a valued retailer for the Company and demonstrate how the Canada Goose brand is sold by luxury retailers and outdoor retailers alike.

*****Confidential material redacted and separately filed with the Securities and Exchange Commission.

Securities and Exchange Commission Division of Corporation Finance	Confidential Treatment Requested By Canada Goose Holdings Inc.

Executive Compensation, page 93

6.	We note that you deleted the salary of $1,000,000 from Dani Reiss in the Summary Compensation Table. Please revise as appropriate.

Response to Comment 6:

The Registration Statement has been revised on page 95 in response to the Staff’s comment.

Certain Relationships and Related Party Transactions, page 104

7.	We reissue comment 18 in part. Please revise to indicate the amounts reimbursed to the Manager for out-of-pocket expenses incurred in connection with the provision of the consulting services or advise us why the amounts are not required to be disclosed.

Response to Comment 7:

The Company acknowledges the comment and advises the Staff that, based on its review of Item 7.B of Form 20-F, as well as consideration of the nature of the reimbursements, the Company does not believe the amounts reimbursed to the Manager for out-of-pocket expenses are required to be disclosed.

Unlike Item 404(a) of Regulation S-K, which specifies a requirement to disclose the approximate dollar value of the amount involved in the transaction, Item 7.B.1 of Form 20-F requires disclosure of “the nature and extent of any transactions…which are material to the company or the related party, or any transactions that are unusual in their nature or conditions, involving goods, services, or tangible or intangible assets… .” In addition, the Company notes that if Item 7.B.1 required disclosure of the amounts involved in the transaction, the first sentence of Item 7.B.2, which requires the amount of outstanding loans to or for the benefit of the persons identified in Item 7.B.1 to be disclosed, would not be necessary.

In addition, the Company believes that there is no material interest in the arrangements governing the reimbursement of out-of-pocket costs because the expenses at issue are incurred by the Manager in the ordinary course of providing the types of services contracted under the Management Agreement. Furthermore, because these expenses represent actual, out-of-pocket expenses that have been incurred by the Manager in the ordinary course of its business performing services under the Management Agreement, there is not the type of opportunity for one party to benefit at the expense of the other that is contemplated to be captured by the principles of related party transaction disclosure.

The Company believes this conclusion is supported by statements from the Commission, including in Instruction 4a. to Item 404(a), which specifically excludes from the calculation of indebtedness “ordinary business travel and expense payments,” presumably on the grounds that these types of ordinary course expenses are per se not material and, in any event, do not raise the same related party transaction concerns as the underlying transaction itself. Furthermore, SEC Release 33-8732a (the “Release”) notes that, in

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Securities and Exchange Commission Division of Corporation Finance	Confidential Treatment Requested By Canada Goose Holdings Inc.

determining whether a related party has a material interest in a transaction with an issuer, an issuer must assess the significance of the information to the investors in light of all the circumstances. The Release also states that the relationship of the related person to the transaction, the importance of the interest to the related party having such interest, and the amount involved in the transaction are among the factors to be considered in determining the materiality of the information to investors. The Release emphasizes that there may be situations where, based on this materiality determination, the interest of a related person is not required to be disclosed. In this case, the actual amount of expenses reimbursed during fiscal 2016 was less than US$[*****].

For the foregoing reasons, the Company respectfully submits that its reimbursement of ordinary course business expenses incurred by the Manager in performing its obligations under the Management Agreement is not material and, in any event, is not required to be disclosed by Item 7.B.1 of Form 20-F.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments about this letter or need any further information, please call the undersigned at (415) 315-2355 or Rachel Phillips at (212) 841-8857.

Very truly yours,

/s/ Thomas Holden

Thomas Holden

cc:	Dani Reiss (Canada Goose Holdings Inc.)
John Black (Canada Goose Holdings Inc.)
David Forrest (Canada Goose Holdings Inc.)
Marc Jaffe (Latham & Watkins LLP)
Ian Schuman (Latham & Watkins LLP)
John Chory (Latham & Watkins LLP)

*****Confidential material redacted and separately filed with the Securities and Exchange Commission.